U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

American Stores Company
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   (Last)               (First)                 (Middle)

299 South Main Street
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                                    (Street)

Salt Lake City                       Utah                         84111
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   (City)                           (State)                       (Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)

August 2, 1998

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3. IRS or Social Security Number of Reporting Person (if an entity)

87-0207226
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4. Issuer Name and Ticker or Trading Symbol

Albertson's, Inc. (Symbol NYSE:ABS)
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5. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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6. If Amendment, Date of Original (Month/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ X ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
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

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
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


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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr.5)      (Instr. 5)
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

Option (contingent       (see       (see            Common Stock           48,800,000    $48.00         D
right to buy)(see        attached)  attached)
attached)
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
Explanation of Responses:




(See attached)                                                (See attached)
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      **Signature of Reporting Person                             Date

FORM 3 CONTINUATION SHEET


ITEM 1:            AMERICAN STORES COMPANY
                   299 SOUTH MAIN STREET
                   SALT LAKE CITY, UTAH 84111
ITEM 2:            AUGUST 2, 1998
ITEM 4:            ALBERTSON'S, INC. (NYSE: ABS)


                             EXPLANATION OF RESPONSE

          This Initial Statement of Beneficial Ownership on Form 3 (this "Form") is filed by American Stores Company, a Delaware corporation ("American Stores"). On August 2, 1998, Albertson's, Inc. ("Albertson's"), Abacus Holdings, Inc., a wholly owned subsidiary of Albertson's ("Merger Sub"), and American Stores entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Merger Sub with and into American Stores (the "Merger"). In connection with the Merger, American Stores entered into a Stock Option Agreement (the "Albertson's Option Agreement"), dated as of August 2, 1998, with Albertson's. Pursuant to the Albertson's Option Agreement, Albertson's granted American Stores an option (the "Albertson's Option") to purchase up to 48.8 million shares of Common Stock, par value $1.00 per share, of Albertson's ("Albertson's Common Stock") at an exercise price of $48.00 per share; provided that in no event will the number of shares for which the Albertson's Option is exercisable exceed 19.9% of the shares of Albertson's Common Stock issued and outstanding at the time of exercise (without giving effect to the shares of Albertson's Common Stock issued or issuable under the Albertson's Option).

          The Albertson's Option is exercisable at any time following the occurrence of a Triggering Event (as defined below). The Albertson's Option expires upon the occurrence of any of the following: (i) the effective time of the Merger; (ii) if American Stores has given Albertson's written notice pursuant to the terms of the Albertson's Option of its intention to exercise the Albertson's Option, the day that is 120 days after the receipt by Albertson's of such notice; or (iii) if American Stores has not given Albertson's written notice pursuant to the terms of the Albertson's Option of its intention to exercise the Albertson's Option, the close of business on the date of the earliest to occur of (a) the day that is 120 days after the date of a Triggering Event, (b) the date upon which the Merger Agreement is terminated if no Termination Fee (as defined below) could be payable by Albertson's pursuant to the terms of the Merger Agreement upon the occurrence of certain events or the passage of time, and (c) 270 days following the date upon which the Merger Agreement is terminated.

          A "Triggering Event" is any of the events giving rise to the obligation of Albertson's to pay American Stores a $240 million fee under
Section 8.2 of the Merger Agreement (a "Termination Fee"). These events include the following: (i) Albertson's terminates the Merger Agreement prior to the approval by Albertson's stockholders of the issuance of shares in connection with the Merger solely in order to concurrently enter into a definitive agreement with respect to a third party proposal that is financially superior to the Merger; provided that Albertson's may only so terminate the Merger Agreement if the Board of Directors of Albertson's concludes in good faith, after considering applicable state law and after consulting with outside counsel, that in light of such third party proposal, such action is required in order to act in a manner consistent with its fiduciary duties under applicable law; (ii) American Stores terminates the Merger Agreement by reason of the failure of the stockholders of Albertson's to approve of the issuance of shares in connection with the Merger, and prior to such stockholders' meeting, a third party has made public a proposal with respect to a business combination transaction involving Albertson's, and within six months of the termination of the Merger Agreement, Albertson's enters into an agreement with respect to or consummates a business combination transaction with any third party; (iii) American Stores terminates the Merger Agreement as a result of Albertson's Board of Directors having (w) withdrawn or modified in any manner adverse to American Stores, its approval or recommendation to stockholders in connection with the Merger, (x) failed to reaffirm its approval or recommendation of the issuance of shares pursuant to the Merger within 15 days of American Stores' request, after a third party has proposed or offered to acquire a material interest in Albertson's or its businesses, (y) approved or recommended any such proposal, or (z) resolved to do any of the foregoing; or (iv) American Stores terminates the Merger Agreement as a result of an intentional breach by Albertson's of its representations, warranties and covenants, after a third party has made public a proposal with


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

FORM 3 CONTINUATION SHEET


ITEM 1:            AMERICAN STORES COMPANY
                   299 SOUTH MAIN STREET
                   SALT LAKE CITY, UTAH 84111
ITEM 2:            AUGUST 2, 1998
ITEM 4:            ALBERTSON'S, INC. (NYSE: ABS)


respect to a business combination transaction involving Albertson's, and within six months after such termination, Albertson's enters into an agreement with respect to or consummates a business combination transaction with any third party.

          The Albertson's Option Agreement also contains certain "put" features, registration rights and a limitation on the total profit that American Stores may receive pursuant to the put right and the sale or transfer to a third party of shares of Albertson's Common Stock acquired pursuant to an exercise of the Albertson's Option combined with all amounts paid or payable (and not refunded) by Albertson's to American Stores pursuant to Section 8.2 of the Merger Agreement. The limit is $360 million.

          Prior to the Albertson's Option becoming exercisable and being exercised, American Stores expressly disclaims beneficial ownership of the shares of Albertson's Common Stock which are purchasable by American Stores upon the Albertson's Option becoming exercisable and being exercised. Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission that American Stores is the beneficial owner of the shares of Albertson's Common Stock subject to the Albertson's Option for purposes of
Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is expressly disclaimed.




















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

FORM 3 CONTINUATION SHEET


ITEM 1:            AMERICAN STORES COMPANY
                   299 SOUTH MAIN STREET
                   SALT LAKE CITY, UTAH 84111
ITEM 2:            AUGUST 2, 1998
ITEM 4:            ALBERTSON'S, INC. (NYSE: ABS)


                         SIGNATURES OF REPORTING PERSONS

Dated: August 12, 1998
                                            AMERICAN STORES COMPANY
                                            -----------------------

                                            By:  /s/ Kathleen E. McDermott
                                               --------------------------------
                                                 Name: Kathleen E. McDermott
                                                 Title: Chief Legal Officer












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